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Exhibit 2

F I N A N C I A L    H I G H L I G H T S

Value In Diversification

IAMGOLD vs S&P/TSX Gold Index — 1 year

CONTENTS

Management's Discussion & Analysis — 43
Management's Responsibility for Financial Reporting — 53
Auditors Report to the Shareholders — 53
Consolidated Financial Statements — 54
Notes to the Consolidated Financial Statements — 57
Five Year Financial Review — 75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements for December 31, 2002 and related notes thereto which appear elsewhere in this report. All figures in this section are in US dollars, unless stated otherwise.

OVERVIEW

        The Company is a growth-oriented precious metals mining and exploration company. During 2002, the Company held interests in two operating gold mines in West Africa and conducted exploration activities in South America and West Africa.

        The Company generated a profit of $5.5 million ($0.07 per share) in 2002 compared to $10.9 million ($0.15 per share) in 2001. Net income from mining operations of $20.1 million in 2002 was $4.2 million lower than in 2001 as a result of lower overall production levels and higher unit costs. Administration costs of $3.5 million ($2.5 million in 2001) increased in 2002 due to costs of listing on the AMEX exchange, increased employee compensation and increased investor relations costs. Corporate exploration expenses of $6.1 million in 2002 were $0.1 million lower than in 2001. Exploration efforts continued to target expenditures only on drill-stage projects.

        On December 23, 2002, the trial judge for the case between the Company and Kinbauri Gold Corporation (Kinbauri) awarded damages to Kinbauri of Cdn$1.7 million plus interest from February, 1991 and costs. As a result, the Company recorded an accrued expense of $2.9 million in 2002.

BUSINESS COMBINATION

        On October 28, 2002, the Company and Repadre Capital Corporation (Repadre) entered into an agreement whereby IAMGOLD would acquire 100% of the outstanding share capital of Repadre. Pursuant to the agreement, shareholders of Repadre were offered 1.6 common shares of IAMGOLD for each share of Repadre. The shareholders of Repadre approved the transaction in early January and at that time Repadre became a wholly-owned subsidiary of IAMGOLD.

        The total purchase consideration for the acquisition (including the direct acquisition costs incurred by IAMGOLD) is allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the acquisition. The purchase consideration has been calculated using a common share price of Cdn$5.30 per IAMGOLD share, which was the closing price of IAMGOLD shares on Friday October 25, 2002, the trading date immediately preceding the date the transaction was announced.

        The purchase consideration is calculated as follows:

Purchase consideration:	(000's)
Issuance of 62,978,858 common shares of IAMGOLD	$212,929
Issuance of 2,712,000 common share options of IAMGOLD	4,582
Acquisition related expenses paid by IAMGOLD	775

$218,286

        A summarized opening balance sheet for the newly combined entity is provided below:

ASSETS	(000's)
Current assets	$105,649
Working interests	58,040
Royalty interests	65,656
Mining interests	96,852
Other assets	28,219
Goodwill	74,632

$429,048

LIABILITIES & EQUITY	(000's)
Current liabilities	$17,667
Future tax liability	22,539
Loans payable	13,091
Other liabilities	5,459
Equity	336,583
Retained earnings	33,709

$429,048

        The effects of this business combination are not reflected in this report of operations, however, the outlook section provides guidance on the prospects of the combined Company for 2003.

RESULTS OF OPERATIONS

Sadiola Mine

        The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. (Sadiola). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Ltd. (AngloGold) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (IFC), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Sadiola is provided in the table below.

			2002	2001
Waste mined		(million tonnes)	9.0	9.3
Marginal ore mined		(million tonnes)	1.4	2.2
Ore mined		(million tonnes)	6.4	5.2
Total material mined		(million tonnes)	16.8	16.7
Strip ratio		*	1.6	2.2
Ore rehandled		(%)	88	79
Mill throughput		(million tonnes)	5.0	5.3
Head grade		(g/t)	3.5	3.4
Recovery		(%)	84.0	93.6
Gold produced	— 100%	(000 oz)	480	536
	— 38% (IMG)	(000 oz)	182	204
Gold sold	— 100%	(000 oz)	477	631
	— 38% (IMG)	(000 oz)	181	240
*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

        Gold sales decreased by 24 percent from 2001. Sales in 2001 were elevated as 95,000 ounces of the gold sold in 2001 (Company's share 36,100 ounces) represented gold produced in the fourth quarter of 2000 which was only dispatched for sale in January 2001 due to various administrative delays.

        The Company's average realized gold price at Sadiola of $314 per ounce in 2002 was higher than the $282 per ounce achieved in 2001. The premium above the average spot price of $311 per ounce in 2002 ($272 per ounce in 2001) resulted from the amortization of deferred revenue from previously unwound financial instruments.

        Gold production at Sadiola was 10% lower in 2002 than 2001. This decrease is attributable to:

  i)
  encountering more nodes of hard rock than anticipated which resulted in lower mining rates and lower crushing and grinding throughputs, and

  ii)
  an increase in the level of sulphidic ores processed which resulted in a required longer residence time in leach tanks and lower recoveries.

        Successful modifications were made and continue to be made to the capital assets and operating procedures at Sadiola to mitigate the detrimental effects of the harder ores and the sulphidic ores.

        The following table summarizes the cash costs per ounce of gold produced at the Sadiola mine:

	2002	2001
Direct cash costs *	$150	$119
Production taxes and AngloGold fees	22	24

Total cash costs	$172	$143
Stockpile adjustment	(8)	(7)

Total operating cash costs **	$164	$136

*
Direct cash costs include a non-cash allowance for closure costs of $2 per ounce.

**
Based on the definition of cash costs recommended by the Gold Institute; may include certain cash costs incurred in prior periods that relate to current production and exclude certain cash costs incurred in the current period that relate to future production.

        Per ounce cash costs increased in 2002 mostly due to the lower level of gold production.

Yatela Mine

        The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. (Yatela). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Yatela is provided in the table below.

			2002	2001
Waste mined		(million tonnes)	15.9	5.2
Marginal ore mined		(million tonnes)	0.6	0.3
Ore mined		(million tonnes)	2.3	1.8
Total material mined		(million tonnes)	18.8	7.3
Strip ratio		*	7.2	3.1
Ore rehandled		(%)	100	100
Ore stacked		(million tonnes)	2.8	1.2
Head grade		(g/t)	3.6	4.3
Recovery		(%)	82.1	76.5
Gold produced	— 100%	(000 oz)	269	131
	— 40% (IMG)	(000 oz)	107	52
Gold sold	— 100%	(000 oz)	265	127
	— 40% (IMG)	(000 oz)	106	51
*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore

        The Yatela mine started up in July 2001 and therefore gold sales and production for 2001 reflect only six months of operation.

        The sales price for gold averaged $311 per ounce in 2002 compared to $278 per ounce in the last half of 2001. The mine had no exposure to any financial instruments over either reporting period.

        Production at Yatela is as anticipated.Cumulative gold recovery from start-up to the end of 2002 was 77.5%. Recoveries are calculated by dividing the gold ounces stacked on the heap leach pads by the gold ounces recovered within any given period.

        The following table summarizes the cash costs per ounce of gold produced at the Yatela mine:

	2002	2001†
Direct cash costs *	$165	$136
Production taxes and AngloGold fees	22	20

Total cash costs	$187	$156
Stockpile adjustment	3	(30)
Deferred stripping adjustment	(5)	32
Gold in process	(8)	(10)

Total operating cash costs **	$177	$148

†
Commercial production period beginning July 4, 2001.

*
Includes a non-cash allowance for closure costs of $7 per ounce.

**
Based on the definition of cash costs recommended by the Gold Institute; may include certain cash costs incurred in prior periods that relate to current production and exclude certain cash costs incurred in the current period that relate to future production.

        As at Sadiola, the direct cash cost is calculated as the total production-related period cash costs (including closure allowances) divided by period production.

        The capital cost of the Yatela mine, including the initial purchase price, the cost of additional lands and the cost of exploration and the feasibility study was $100 million. The Company directly funded $35 million and AngloGold funded $65 million, including $15 million funded on behalf of IAMGOLD, under an earlier agreement. This funding from AngloGold constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (LIBOR) plus 2 percent. Capitalized interest accrued on this loan to date of commercial production was $1 million, for a total loan balance as of the start of commercial production of $16 million.

        The Yatela mining permit provides for the return of the project investment, plus interest, to the providers of the capital (the Company and AngloGold) before any cash disbursements are made to the project shareholders. Interest is calculated at LIBOR plus 3 percent. Yatela project investment repayments are distributed as follows:

%
IAMGOLD	35
IAMGOLD repayment to AngloGold	15
AngloGold	50

100

        During 2002 Yatela made total project investment principal repayments totaling $18.5 million (2001, $7.4 million), of which the Company retained 35% or $6.5 million (2001, $2.7 million).

        After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

EXPLORATION PROPERTIES

        The Company expenses exploration costs incurred to the date of determining that a property has potentially economically exploitable mineral resources. Costs after this date are capitalized until the projects are brought into production or deemed economically unfeasible. Any exploration administration costs not directly related to a specific exploration property are expensed when incurred.

        For the years ended December 31, 2002 and December 31, 2001 the Company spent $6.1 million and $6.2 million respectively to advance various exploration properties in South America and Africa. These figures include project exploration spending of $5.0 million in 2002 and $4.9 million in 2001 for work in South America and for the Bambadji and Daorala-Boto permits in Senegal, West Africa. Exploration administration costs of $1.1 million in 2002 and $1.3 million in 2001 were also included in the respective exploration expenditures. All exploration expenditures outside of operating mines incurred in 2002 and 2001 were expensed.

Ecuador

        Exploration spending was $1.3 million in 2002 ($2.0 million in 2001).

        Work on the Retazos project in 2002 was confined to a revision of exploration data and the development of a refined exploration model. This model will be tested by further drilling in 2003.

        A geophysical survey was completed over the Quimsacocha project in early 2002 and the necessary environmental permits were obtained for drilling in May 2002. Drilling of a 1340m program commenced in July and was completed in September 2002. The best intersection obtained in this first phase drill program was 26m @ 1.2g/t gold, which is correlated with a horizon in which an intersection of 68m @ 1g/t gold was obtained in previous drilling by a third party. IAMGOLD?s drilling showed that mineralization is hosted by relatively flat-lying sheets. Drilling will continue in 2003.

        Work on the Norcay project included geophysics and detailed mapping and trenching. The project was advanced to drill-stage with drilling planned for 2003.

Argentina

        Exploration spending was $1.6 million in 2002 ($0.7 million in 2001).

        Diamond and reverse circulation (RC) drilling on the La Esperanza property (MESA project area) was undertaken in two phases in late 2001 and in 2002. The first phase of drilling consisted of 500m and the second consisted of 1800m. Drilling failed to intersect significant mineralization in breccia bodies or veins at depth and the focus has shifted to the Cerro Tornillo area where silicification may indicate the upper part of a breccia pipe. Planning for 2003 includes a geophysics program and drilling to test the target.

        The Cerro La Mina target area of the Los Menucos project is an area of alteration of 24 km2. Initial core and RC drilling (2050m) undertaken in 2002 focused in one sector of the Cerro La Mina target and intersected both low-grade and high-grade mineralization.

        The Cerro Abanico area, located 8 km southwest of Cerro La Mina, contains vein-hosted gold and silver mineralization. The best grades obtained from limited drilling of this target in 2001 were 4.3m @ 6.8g/t gold and 287g/t silver. Minor further work was done on the vein targets in 2002.

        A core and RC drill program of 2000m was carried out on a vein system in the Dos Lagunas area of the Los Menucos project area between May and July 2002. The 18 intersections in this first phase of drilling along the 1.5km strike length of the principal vein failed to define coherent areas of gold mineralization. However, the drill density was insufficient to evaluate the potential for mineralization hosted in inclined ore shoots.

        Efforts are continuing to identify joint venture partners for the Los Menucos project.

Brazil

        Expenditures amounted to $1.0 million in each of 2002 and 2001.

        Work in 2002 focused on the Tocantins project where IAMGOLD completed the required $3.0 million expenditure over 5 years to earn a 50% equity in the project from AngloGold. AngloGold will fund its proportion of ongoing exploration in the Tocantins project in 2003.

        Core drilling continued in the Chapada area of the Tocantins project. A total of 2333m was drilled at Chapada in 2002, providing 17 intersections of the main vein structure. Drilling confirmed the complexity of the structural zone that hosts the mineralization and this data is being taken into account in the mapping of strike extensions of the target area.

        Work on the Moeda project in 2002 was largely dedicated to finding a joint venture partner with the appropriate knowledge and experience to advance this conglomerate-hosted Witwatersrand-type target.

Senegal

        The Company spent $1.1 million on exploration within the Bambadji and Daorala-Boto concessions in 2002 ($1.1 million — 2001).

        On the Daorala-Boto permit, a drill program consisting of both RC and rotary air blast (RAB) commenced in mid-June 2002 to test geophysical and geochemical targets associated with known gold surface showings. The geophysical anomaly did not correspond to economic mineralization. A new gold showing hosted in an iron-oxide rich sediment and granitoid environment has been outlined by shallow RAB drill holes and this will be followed up by further drilling in 2003.

        On the Bambadji permit, five separate gold showings and geochemical and geophysical targets were tested by core, RC and RAB drilling during May to December 2002. Two out of five drill targets provided very encouraging results. These two showings, as well as other high priority zones, are scheduled to be tested by further drilling during the first half of 2003.

IAMGOLD OPERATING RESULTS

Results from Mining Operations

        The Company's 2002 consolidated gold revenue of $90 million increased from the $82 million generated in 2001. Yatela gold sales for 2002 were for a full 12-month period in comparison to the six-month commercial production period in 2001. Consolidated revenue of $313 per ounce sold in 2002 was higher than the $281 per ounce achieved during 2001. The premiums achieved above the average spot prices of $311 per ounce for 2002 and $272 per ounce for 2001 were due to financial instruments at Sadiola, net of $0.6 million relating to an after tax loss from the sale of all remaining forward contracts in 2002. All Yatela sales were made at spot prices. Sadiola gold sales in 2001 includes higher than normal sales during the first week of 2001 which were attributable to 2000 production.

        The Company's share of Sadiola and Yatela operating expenses of $69.7 million in 2002 was $12.4 million higher than the $57.3 million in 2001 The increase is a result of higher production levels from a full commercial year at Yatela and higher cash costs from both mines compared to 2001.

        Total consolidated cash costs in 2002 of $178 per ounce increased from $146 per ounce 2001. Sadiola cash costs increased as a change from oxidized to sulphidic ore decreased throughputs and recoveries. Yatela cash costs reflect greater cement costs than expected.

        Depreciation of $20.6 million in 2002 was $5.0 million higher than the $15.6 million in 2001 due mostly to a full year of production at Yatela.

        Interest expense of $0.5 million in 2002 was lower than the $2.9 million incurred in 2001. The Sadiola debt was fully repaid in May 2002. The remaining interest expense at the mine level relates to the Government of Mali's proportionate share of the Yatela construction, which was financed by the Company and AngloGold.

        Current income taxes of $3.0 million relate to Sadiola profits, beginning on March 1, 2002 when Sadiola's five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

Administration and Other Costs

        General and administrative expenses in 2002 were $3.5 million (2001 — $2.5 million). This increase in the 2002 cost reflects staff bonuses, increased investor relations and travel costs, costs of listing on the AMEX exchange, increased salaries and severance costs in 2002. Most of the cost increase in 2002 is non-recurring.

        In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation (Kinbauri) litigation. The decision awarded Kinbauri CDN$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri's legal costs. Both parties are appealing the judgment.

        Foreign exchange losses were $1.1 million in 2001. The C$/US$ exchange rate at the beginning of 2001 was 1.50 and weakened throughout the year to end at 1.59. As a result, foreign exchange losses were generated on translation of the Company's Canadian dollar balances into US dollars for financial statement purposes. Foreign exchange losses were partly mitigated by the transfer of most Canadian dollar balances into US dollars at a rate of 1.53 in May 2001. In 2002, foreign exchange was minimized as a result of the transfer of Canadian dollar balances into US dollars in 2001.

        Corporate interest income of $0.4 million (2001 — $1.0 in 2001) decreased due to the gold bullion purchase policy. Corporate interest expense of $0.4 million in 2002 ($0.3 million in 2001) related to the Company's non-recourse project loan with AngloGold for the Yatela Mine.

Quarterly Financial Review

(expressed in thousands of US dollars, except per share amounts)

2002	Q1	Q2	Q3	Q4	Total
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings *	3,973	1,230	1,816	(1,484)	5,535
Basic and diluted earnings per share *	0.05	0.02	0.02	(0.02)	0.07
2001	Q1	Q2	Q3	Q4	Total
Revenue	$23,056	$15,158	$21,636	$21,805	$81,655
Net earnings	3,648	2,246	2,941	2,113	10,948
Basic and diluted earnings per share	0.05	0.03	0.04	0.03	0.15
*
Restated to reflect a change in accounting policy relating to the valuation of gold bullion from market to cost.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

        Consolidated cash balances totaled $15.8 million at year end 2002 compared to $25.3 million at year end 2001, and can be segmented as follows (in $millions):

	2002	2001
Joint venture cash	10.0	5.3
Restricted cash	—	6.0
Corporate cash	5.8	14.0

	15.8	25.3

        Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Restricted cash relates to escrow requirements on long-term Sadiola debt, which was fully repaid in May 2002.

        Corporate cash in 2002 decreased by $8.2 million (2001 decreased by $13.5 million) primarily due to conversion of cash into gold bullion through purchases. Corporate cash flows can be shown as follows (in $ millions):

	2002	2001
Inflows
Share issuances	$21.2	$0.1
Sadiola cash receipts	7.6	3.8
Yatela cash receipts, net of repayments to AngloGold	6.5	2.7
Proceeds from sale gold bullion	1.5	—
Interest income	0.4	1.0
Other	0.5	1.5

	$37.7	$9.1

Outflows
Gold bullion purchase	$32.0	$—
Exploration and exploration administration	6.1	6.3
Corporate administration	3.5	2.5
Yatela project funding	0.7	12.7
Dividends	2.3	—
Investment and merger transaction costs	1.3	—
Foreign exchange loss	—	1.1

	$45.9	$22.6

Net Outflow	$8.2	$13.5

        During 2002, the Company elected to place most of its free cash in gold bullion. At the end of 2002, the Company held 97,381 ounces of gold bullion with an average cost of $314 per ounce and a total market value of $33.4 million ($343 per ounce).

        Other long-term assets increased by $1.2 million in 2002 due to $0.8 million of prepaid expenses related to the Repadre business combination and a $0.5 million investment in GoldMoney.com. A $0.1 million housing loan was repaid in 2002.

        Corporate accounts payable increased by $3.8 million in 2002 mostly due to the $2.9 million accrual related to the Kinbauri decision. A further $0.3 million was accrued which related to management bonuses in 2002 not paid during the year. Repadre transaction costs of $0.3 million were accrued. The balance of $0.3 million comprised costs of the AMEX listing and a higher dividend accrual due to shares issued in 2002.

        Corporate long-term liabilities relate to future taxes, decreasing by $0.8 million, as a result of the tax effect on corporate expenses and share issue costs.

        The consolidated current non-cash working capital (current assets less cash, less current liabilities) increased by $48.4 million in 2002 ($8.5 million increase in 2001). The combination of the $33.4 million conversion of cash into gold bullion (defined as non-cash) and the retirement of $11.6 million balance of the Sadiola debt, recorded as short term in 2001, contributed $45.0 million of the total increase.

        Current accounts receivable increased by $8.0 million in 2002. Most of the increase related to tax and stamp duty payments to the Mali Government at Sadiola. Subsequent to year-end, Sadiola received an arbitration ruling in its favour, whereby stamp duties will be reduced to an administrative charge rather than a percentage of revenues. Inventories increased $3.0 million in 2002 mostly due to the timing of gold shipments from both mines. All current receivables and inventories relate to Sadiola and Yatela.

        Certain hedge revenues realized at Sadiola in prior years have been deferred in accordance with Canadian accounting recommendations. The Company recognized $1.7 million in 2002 relating to the amortization of these deferred revenue amounts. The remaining balance of $3.3 million will be recognized in revenue in 2003 and 2004.

        In 2002, Sadiola paid a profit distribution of $20 million (Company's share $7.6 million) compared to the profit distribution of $10 million (Company's share $3.8 million) paid in 2001. Yatela paid $18.5 million (Company's share $9.2 million) to the Company and AngloGold in 2002 compared to $7.4 million (Company's share $3.7 million) in 2001.

        The rehabilitation provision relates to balances accrued against the eventual closure of Sadiola and Yatela.

Mine Property

        The Company's share of mine additions was $8.9 million in 2002 ($16.8 million in 2001). Mine infrastructure additions at Sadiola were mainly for the sulphidic ore treatment plant. At Yatela most of the spending occurred to construct leach pads. In 2002, all additions at Sadiola and Yatela were internally funded.

        Exploration at Sadiola in 2002 comprised work contiguous to the existing pit, the continuation of deep sulphides work underneath the existing pit, and work on additional oxide targets outside the existing pit. The Company's share of exploration work at Sadiola was $2.1 million in 2002 ($2.2 million in 2001), of which $0.8 million was expensed in accordance with Canadian accounting policies. The future tax asset of $0.3 million relates to the tax benefit on the Sadiola exploration costs expensed in 2002.

        Exploration at Yatela in 2002 comprised work on the Alamoutala deposit south of the existing pit and work on areas contiguous and non-contiguous to the existing pit. The Company's share of this exploration work at Yatela was $0.4 million in 2002 ($nil in 2001) and all balances were capitalized.

Long-Term Receivables

        The long-term receivables balance at December 31, 2002 of $12.6 million (2001 — $15.6 million) is made up of the following (in $ millions):

	2002	2001
Government of Mali receivable at Yatela	$7.4	$8.6
Taxes receivable at Sadiola	4.1	5.9
Employee share purchase and housing loans	1.1	1.1

	$12.6	$15.6

        The Government of Mali receivable at Yatela represents the Company's portion of the capital funding relating to the Government of Mali's 20 percent free and carried interest. The receivable decreased $1.2 million in 2002 from cash distributions. The taxes receivable at Sadiola was reduced by $1.8 million from tax credits received. The employee housing loan at December 31, 2001 of $0.1 million was repaid in 2002 and $0.2 million of the employee share purchase loans at December 31, 2002 was repaid in January 2003.

Long-Term Debt

        The Company's long-term loans payable at December 31, 2002 of $13.1 million (2001 — $15.1 million) related to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. Part of the Yatela receipts during the year were used to repay $2.0 million of this balance.

OUTLOOK

        The Company's attributable share of gold production in 2003 from Sadiola and Yatela, as well as Tarkwa and Damang, which were acquired via the Repadre business combination, is expected to be 421,000 ounces of gold at a total operating cash cost of $210 per ounce.

        Sadiola, operated by AngloGold, is budgeted to produce 445,000 ounces of gold (Company's portion 169,000 ounces) in 2003 at a total cash cost of $198 per ounce and a total operating cash cost, as defined by the Gold Institute, of $196 per ounce. The production decrease of 7 percent compared to 2002 results from a higher proportion of sulphidic ore being processed relative to oxide ores. Modifications continue to be made to optimize the process circuit and are expected to improve the recoveries from the sulphidic ores over the near term.

        Yatela, operated by AngloGold, is budgeted to produce 235,000 ounces of gold (Company's portion 94,000 ounces) in 2003 at a total cash cost of $217 per ounce and a total operating cash cost, as defined by the Gold Institute, of $206 per ounce. Production is expected to decrease by 13 percent compared to 2002 mostly due to lower grade ore to be stacked on the leach pads. The nearby Alamoutala deposit will be developed during the year and some of this ore will be delivered to the leach pads towards the end of the year potentially offsetting some of the expected production decrease.

        Tarkwa, operated by Gold Fields Ghana Limited (Gold Fields), is budgeted to produce 550,000 ounces of gold (Company's portion 104,000 ounces) in 2003 at a total cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $227 per ounce. This production level is 5% greater than in 2002. A positive bankable feasibility study was completed in December 2002 on the technical and economic viability of constructing a conventional CIL mill at the Tarkwa mine to supplement current gold production from the heap leach operations. A construction decision will be made in the second quarter of 2003 and, if the decision to proceed is made, the mill would be operational some 18 months later.

        Damang, operated by Gold Fields, is budgeted to produce 285,000 ounces of gold (Company's portion 54,000 ounces) in 2003 at a total cash cost of US$218 per ounce and a total operating cash cost as defined by the Gold Institute of $239 per ounce. This production level is 8% greater than in the 11-month reporting period for 2002.

        The Company also acquired royalties via the Repadre business combination. The Diavik Mine, operated by Rio Tinto plc (RTZ), started production in 2002 and sales will commence in 2003. The Company holds a 1% royalty on sales. The Williams mine (0.72% NSR royalty) is expected to continue to produce gold at a rate exceeding 400,000 ounces per year. Production from the Limon gold mine in Nicaragua (3% NSR royalty) is expected at the 65,000 ounce per year level. Royalty income should start being received in 2003 from two new mines, the Magistral gold mine in Mexico (3.5% NSR royalty) and the Don Mario gold mine in Bolivia (3% NSR royalty).

        The Company anticipates direct exploration spending of $0.6 million for work on the Bambadji and Daorala-Boto concessions in Senegal in the first six months of 2003. In South America, total anticipated direct exploration spending of $2.2 million in the first six months of 2003 will be divided between Argentina ($0.6 million), Brazil ($0.3 million) and Ecuador ($1.3 million). Exploration administration costs of $0.5 million are anticipated for the first six months of 2003.

RISKS AND UNCERTAINTIES

        The following discussion of risk factors is written on a prospective basis, incorporating the occurrence of the business combination with Repadre on January 7, 2003.

Dependence on Mining Operations and Operators

        The representation of each mine to the Company's estimated gold production for 2003 is as follows:

	Attributable Production	%
Sadiola	169,000	40
Yatela	94,000	22
Tarkwa	104,000	25
Damang	54,000	13

	421,000	100

        The Company also holds royalty interests on various gold and diamond properties, including a royalty on the Diavik diamond property. Any adverse development affecting any of the mining operations or royalty interests may have a material effect on the Company's financial performance and results of operations.

        The Company relies on the operating ability of AngloGold, Gold Fields, RTZ and the other operators of the mines in which the Company has a royalty interest, to effectively manage their respective mines, including the obtaining and maintenance of all required licences and permits. While the Company believes that the operating history of AngloGold, Gold Fields, RTZ and the operators of mines subject to such royalty interests mitigate this risk, there can be no assurance that this will continue to be the case.

        The reserves and resources calculated in respect of the mining operations are estimates only. The reserves have been determined based upon assumed commodity prices and operating costs. Estimated operating costs include judgments made on the geological and metallurgical characteristics of the particular ore body. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Fluctuations in Gold and Diamond Prices

        The profitability of the Company's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy.

        As at December 31, 2002, call options for an aggregate of 60,000 ounces of gold (Company's share 22,800 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola gold mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines. There are no plans to put any further financial instruments in place at this time.

        During 2002, the Company converted the majority of its corporate cash balances to gold bullion. As a result, the Company is exposed to changes in gold prices. As at December 31, 2002, the gold holdings of the Company amounted to 97,381 ounces.

Political Risk

        The Company's largest political risk exposure is to West Africa. The governments of Mali and Ghana, where the Company's operations are located, have historically supported the development of their natural resources. However, there is no assurance that future political and economic conditions in these countries will assure the continuance of this support. The Company has exploration properties and holds royalties in geographically diverse areas, some of which have moderate to high political risk. Due to its diversity of holdings, the Company is comfortable with the overall level of political risk assumed.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties in which the Company holds interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. The Company's earnings include provisions for the estimated future reclamation and closure costs at its operations in West Africa. These reclamation obligations represent unfunded liabilities of the Company.

Currency Risk

        The Company's functional currency is United States dollars. As both gold and diamonds are quoted and sold in world markets in US dollars, the Company's revenues are US dollar based. For the operating gold mines, the majority of the operating costs are denominated in US dollars. For exploration programs, a majority of the costs are in US dollars. While a portion of expenditures are payable in the local currencies of Canada, Mali, Ghana, Senegal, Ecuador, Brazil and Argentina, the Company's exposure to foreign exchange gains and losses is considered low. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

Disposal of Long-Lived Assets and Discontinued Operations

        In December 2002, the CICA issued Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which applies to disposal activities initiated on or after May 1, 2003. Under Section 3475, assets and liabilities to be disposed of would be separately presented in the balance sheet. Assets are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The Company has not yet determined the impact of the implementation of Section 3475 on its 2003 consolidated financial statements. Any potential impact is not expected to be material.

Impairment of Long-Lived Assets

        In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets." In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Any potential impact under Section 3063 is not expected to be material.

Hedging Relationships

        In December 2001, the CICA issued an accounting guideline relating to hedging relationships, effective for fiscal years beginning on or after July 1, 2002. During 2002, the implementation date was delayed and is now effective for fiscal years beginning on or after July 1, 2003. The Company has not yet determined the impact of the implementation of this guideline on its 2004 consolidated financial statements. Any impact under this guideline is not expected to be material.

Accounting for Asset Retirement Obligations

        In March 2003, the CICA is expected to issue Section 3110, "Accounting for Asset Retirement Obligations." Under Section 3110 the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company is required to adopt Section 3110 on January 1, 2004. The Company has not yet determined the impact of implementation of these guidelines on its 2004 consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

        The Company's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (GAAP). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. Significant differences between Canadian and US GAAP are described in note 14 to the consolidated financial statements.

        Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

        Preparation of the attached consolidated financial statements requires management to make estimates and assumptions. Accounting for estimates such as environmental, legal and income tax matters requires the Company to use its judgement to determine the amount to be recorded on its financial statements in connection with those estimates. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions. However, actual amounts could differ from those based on estimates and assumptions.

Mining Interests, Development and Exploration Properties

        In accordance with its accounting policies in these areas, the Company expenses all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Costs incurred subsequent to this date are capitalized.

        Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion on a units of production basis.

        Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

  •
  mineralisation or formation could be different from those predicted by drilling, sampling and similar examinations;

  •
  the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves;

  •
  declines in the market price of gold may render the mining of some or all of the Company's mineral reserves uneconomic; and

  •
  increases in operating mining, processing and reclamation costs could adversely effect the economic viability of mineral reserves.

        Any of these factors may require the Company to reduce its mineral reserve and mineral resource estimates, change its production estimates or increase its costs. Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the reserve revision, and could result in impairment of the carrying amount of property, plant and equipment.

FORWARD LOOKING STATEMENTS

        Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

        Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

        The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        To the Shareholders and Directors of IAMGOLD Corporation

        The accompanying financial statements, their presentation and the information contained in the annual report and are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the financial statements.

        The integrity of the financial report process is the responsibility of Management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the company's circumstances, and makes certain determinations of amounts reported in which estimates or judgements are required.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board carried out this responsibility principally through its Audit Committee. The Audit Committee consists of a majority of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

        The external auditors audit the financial statement annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Grant A. Edey
 Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

        To the Board of Directors of IAMGOLD Corporation

        We have audited the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
 Toronto, Canada
March 20, 2003

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCE

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles or when there is a retroactive adjustment that has a material effect on the comparability of the company's financial statements, such as the changes described in Notes 2 and 14 (b) (stock based compensation), to the consolidated financial statements as at December 31, 2002 and 2001 and for each of the years in the two-year period ended December 31, 2002. Our report to the shareholders dated March 20, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP
Toronto, Canada
March 20, 2003

CONSOLIDATED BALANCESHEETS

(Expressed in thousands of U.S. dollars)

December 31, 2002 and 2001

	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$15,835	$25,332
Restricted cash (note 13(b))	—	6,033
Gold bullion (97,381 ozs — market value: $33,377) (note 4)	30,578	—
Accounts receivable and other	13,346	5,306
Inventories (note 3)	9,793	6,823

	69,552	43,494
Long-term inventory	10,044	8,941
Long-term receivables (notes 6 and 9(b))	12,581	15,618
Mining interests (note 5)	96,852	108,484
Future tax asset (note 10)	304	—
Other assets	1,305	61

	$190,638	$176,598

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$16,772	$12,015
Current portion of non-recourse loans payable (note 6)	—	11,562

	16,772	23,577
Future tax liability (note 10)	3,310	4,140
Non-recourse loans payable (note 6)	13,091	15,055
Deferred hedge revenue (note 7)	3,309	4,964
Rehabilitation provision (note 11)	2,150	1,387
Shareholders' equity (note 8):
Common shares	118,289	96,782
Share options	8	—
Retained earnings	33,709	30,693

	152,006	127,475
Contingencies and commitments (note 11)
Subsequent events (note 15)

	$190,638	$176,598

On behalf of the Board:	Director
Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2002 and 2001

	2002	2001
Revenue:
Gold sales	$89,824	$81,655
Expenses:
Mining	49,026	40,933
Depreciation and depletion	20,588	15,608
Interest	514	2,874
Interest income	(386)	(2,087)

	69,742	57,328

Earnings from mining operations	20,082	24,327
Other expenses:
Corporate administration	3,495	2,516
Provision for litigation (note 11(a))	2,900	—
Exploration	6,088	6,247
Foreign exchange	(47)	1,097
Gain on gold bullion (note 4)	(67)	—
Interest	403	281
Interest income	(385)	(994)

	12,387	9,147

Earnings before income taxes	7,695	15,180
Income taxes (recovery) (note 10):
Current	3,014	(53)
Future	(854)	4,285

	2,160	4,232

Net earnings	5,535	10,948
Retained earnings, beginning of year	30,693	22,051
Dividends	(2,519)	(2,306)

Retained earnings, end of year	$33,709	$30,693

Basic and diluted earnings per share (note 8(d))	$0.07	$0.15

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2002 and 2001

	2002	2001
CASH PROVIDED BY (USED IN):
Operating activities:
Net earnings	$5,535	$10,948
Items not affecting cash:
Depreciation and depletion	20,626	15,637
Deferred hedge revenue	(1,655)	2,657
Unrealized foreign exchange losses (gains)	182	(421)
Gain on gold bullion	(67)	—
Future income taxes	(854)	4,285
Change in non-cash current working capital	(6,690)	15
Change in non-cash long-term working capital	1,921	(6,689)

	18,998	26,432
Financing activities:
Issue of common shares, net of issue costs	21,227	88
Dividends paid	(2,306)	—
Restricted cash	6,033	769
Proceeds from non-recourse loans	374	6,373
Repayments of non-recourse loans	(14,258)	(24,755)

	11,070	(17,525)
Investing activities:
Mining interests	(8,908)	(16,821)
Note receivable	1,136	(3,551)
Deferred charges	(775)	—
Other assets	(507)	(3)
Purchase of gold bullion	(31,992)	—
Proceeds from gold bullion sales	1,481	—

	(39,565)	(20,375)

Decrease in cash and cash equivalents	(9,497)	(11,468)
Cash and cash equivalents, beginning of year	25,332	36,800

Cash and cash equivalents, end of year	$15,835	$25,332

Supplemental cash flow information:
Interest paid	$564	$2,588
Income taxes paid	3,014	218

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  The Company was incorporated under the provisions of the Canada Business Corporations Act on March 27, 1990.

  It is engaged in the acquisition, exploration and development of resource properties, primarily in West Africa and South America.

1.     SIGNIFICANT ACCOUNTING POLICIES:

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 14. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

        (a)   Basis of consolidation:

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Significant joint ventures include La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola") and La Société d'Exploitation des Mines d'Or de Yatela ("Yatela").

        (b)   Revenue recognition:

  Revenue is recognized when the significant risks and rewards of ownership are transferred to the buyer and the revenue can be reliably measured.

        (c)   Gold Bullion:

  Investments in gold bullion are valued at the lower of average cost and net realizable value.

        (d)   Inventories and long-term inventory:

  Gold (doré and gold in process), mine supplies and ore stockpiles are valued at the lower of average cost and net realizable value. Ore stock piles are classified as long-term inventory.

        (e)   Mining interests, development and exploration properties:

  Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged against earnings; exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, all related capitalized expenditures are amortized on a straight-line basis over the estimated economic life of the property. If a property is abandoned, the related project balances are written off.

  All deferred balances are written off when a property is deemed economically unfeasible. The Company periodically assesses the recoverability for impairment.

  The recovery of deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability of the Company and its joint venture partners to obtain necessary financing to complete the exploration and development, certain government approvals and future profitable production.

  All administrative costs that do not directly relate to a specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until a decision to develop a mine on a property is approved.

        (f)    Plant and equipment:

  Plant and equipment are depreciated annually on a straight-line basis using rates of 5% to 33%.

        (g)   Rehabilitation costs:

  Estimated reclamation and mine closure costs are accrued and charged to earnings over the estimated life of the mine. These estimated costs are based on currently enacted legislation. Ongoing reclamation costs are charged to income in the year they are incurred.

        (h)   Translation of foreign currencies:

  The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

        (i)    Fair values of financial instruments:

  The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, restricted cash, accounts payable and accrued liabilities and share purchase loans in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

  Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

        (j)    Hedging:

  The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

        (k)   Income taxes:

  The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

  Provisions are made for tax liabilities on anticipated repatriation of unremitted earnings of the Company's foreign subsidiaries and joint ventures.

        (l)    Stock-based compensation plans:

  The Company has two stock-based compensation plans, which are described in note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees.

  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees and no liability is accrued over the vesting period of the options.

        (m)  Earnings (loss) per share

  Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

        (n)   Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining and exploration properties, depreciation and depletion rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

2.     CHANGE IN ACCOUNTING POLICY:

  Stock-based compensation:

  Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based compensation and other stock-based payments". Section 3870 is applied prospectively to all stock-based compensation granted to non-employees on or after January 1, 2002.

  The Company accounts for all stock-based compensation to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as capital transactions. The Company is also required to disclose the pro forma effect on net earnings of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

  The fair value of the options granted to employees subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.73%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

  As at December 31, 2002, $8,000 was recorded as compensation expense relating to the 150,000 options granted during 2002 to non-employees at a value of Cdn. $7.35 per option. The following is the Company's pro forma earnings with the fair value method applied to the 507,000 options granted during 2002 to employees at an average value of Cdn. $7.28 per option during the year:

Net earnings for the year	$5,535
Compensation expense related to fair value of employee stock options	128

Pro forma earnings for the year	$5,407

Pro forma earnings per share, basic and diluted	$0.07

3.     INVENTORIES:

	2002	2001
Gold	$3,798	$2,034
Mine supplies	5,995	4,789

	$9,793	$6,823

4.     GOLD BULLION:

  As at December 31, 2002, the Company held 97,381 ounces of gold bullion and was recorded at an average cost of US$314 per ounce. The market value of this gold bullion, based on the market close price for spot gold of US$343 per ounce, was $33,377,000.

5.     MINING INTERESTS:

	2002			2001
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Plant and equipment	$92,738	$45,035	$47,703	$71,315	$33,101	$38,214
Mining property and deferred costs	85,070	37,791	47,279	81,739	29,184	52,555
Construction in progress	1,870	—	1,870	17,715	—	17,715
	$179,678	$82,826	$96,852	$170,769	$62,285	$108,484

Mining interests are held through:

  (a)
  A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited ("AngloGold") (38%), the Government of Mali ("GOM") (18%) and International Finance Corporation ("IFC") (6%).

  (b)
  A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

    Construction of the Yatela mine commenced during 2000 and was completed in June 2001. The Company and AngloGold provided funding for all construction costs.

    The GOM 20% ownership in Yatela is a free and carried interest.

6.     NON-RECOURSE LOANS PAYABLE:

	2002	2001
Yatela — non-recourse project loans	$13,091	$15,055
Sadiola — non-recourse project loans	—	11,562

	13,091	26,617
Less current portion	—	11,562

	$13,091	$15,055

  Yatela project loans:

  The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate ("LIBOR") plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela operating cash flows. 15% ($13,091,000; 2001 — $15,055,000) of Yatela's project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the project loan.

  As at December 31, 2002, a note receivable of $7,420,000 (2001 — $8,556,000), included in long-term receivables, represents the Company's portion of all funding made on behalf of the GOM's free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company's net obligation for the Yatela project is $5,671,000 (2001 — $6,499,000).

  After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

7.     DEFERRED HEDGE REVENUE:

  Deferred revenue arising from the termination of forward sales in 2001 but designated as hedges of future years' sales will be taken to earnings as follows:

2003	$1,655
2004	1,654

$3,309

8.     SHARE CAPITAL:

        (a)   Authorized:

    Unlimited first preference shares, issuable in series
    Unlimited second preference shares, issuable in series
    Unlimited common shares

        Issued and outstanding common shares are as follows:

	Number of shares	Amount
Balance, December 31, 2000	73,429,025	$96,694
Exercise of options	45,333	88

Issued and outstanding, December 31, 2001	73,474,358	96,782
Shares issued for cash, net of issue costs (i)	4,000,000	17,679
Exercise of options	1,769,730	3,828

Issued and outstanding, December 31, 2002	79,244,088	$118,289

  (i)
  On June 6, 2002, the Company completed a share offering by way of Prospectus for 4,000,000 common shares at a price of Cdn. $7.00 per share, resulting in gross proceeds of $18,264,000. Share issue costs of $585,000, net of taxes, have been charged against the proceeds from the offering.

        (b)   Share option plan:

  The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

  A summary of the status of the Company's share option plan as of December 31, 2002 and 2001 and changes during the years then ended is presented below. All exercise prices are denominated in Canadian dollars.

	2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	6,189,501	$4.41	5,358,134	$4.51
Granted	672,000	7.21	1,232,000	3.90
Exercised	(1,769,730)	3.38	(45,333)	3.03
Forfeited	(108,334)	3.22	(355,300)	4.37
Outstanding, end of year	4,983,437	$5.18	6,189,501	$4.41
Options exercisable, end of year	3,401,770	$5.14	4,741,945	$4.60

  The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise prices	Number outstanding, December 31, 2002	Weighted average remaining contractual life — years	Weighted average exercise price	Weighted Number outstanding, December 31, 2002	Weighted average remaining contractual life — years	Weighted average exercise price
$2.56 — $3.00	259,636	3.4	$2.87	152,969	3.3	$2.86
$3.01 — $4.00	1,616,801	7.8	3.74	798,801	6.6	3.57
$4.01 — $5.00	—	—	—	—	—	—
$5.01 — $6.00	2,420,000	3.2	5.74	2,375,000	3.1	5.75
$6.01 — $7.00	25,000	3.9	6.90	25,000	3.9	6.90
$7.01 — $7.88	662,000	9.4	7.47	50,000	3.7	7.70
	4,983,437	4.3	$5.18	3,401,770	3.9	$5.14

        (c)   Share purchase plan and share bonus plan:

  The Company has a share purchase plan for employees and management, whereby the Company will match the participants' contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees and management to a maximum of 600,000 common shares. These plans were not active in 2002 or 2001.

        (d)   Earnings per share:

  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

  Basic earnings per share computation:

	2002	2001
Numerator:
Net earnings	$5,535	$10,948

Denominator (000's):
Average common shares outstanding	76,452	73,438
Basic earnings per share	$0.07	$0.15

  Diluted earnings per share computation:

	2002	2001
Numerator:
Net earnings	$5,535	$10,948
Denominator (000's):
Average common shares outstanding	76,452	73,438
Dilutive effect of employee stock options	1,175	7

Total average common shares outstanding	77,627	73,445

Diluted earnings per share	$0.07	$0.15

  Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2002	2001
Outstanding options (000's)	75	4,901

9.     RELATED PARTY TRANSACTIONS:

  (a)
  The Company directors and has obtained management, office and other services from companies controlled by directors and shareholders of the Company in the amount of $466,000 (2001 — $466,000), which are included in corporate administration expense. These amounts have been recorded at the exchange amount.

  (b)
  Included in long-term receivables are loans to employees, consisting of an employee loan of Cdn. $1.4 million, ($914,000) which was provided for the purchase of 250,000 common shares and a loan of Cdn. $0.2 million ($143,000), which was provided for the purchase of 70,000 common shares. The share purchase loans are non-interest bearing and are collateralized by the common shares issued. The Cdn. $1.4 million loan is payable upon sale of common shares and matures on September 21, 2005. The Cdn. $0.2 million loan was repaid in January 2003.

10.   INCOME TAXES:

  The Company has a net future tax liability of $3,006,000 (2001 — $4,140,000), which is presented on the balance sheet as:

	2002	2001
Future tax asset	$304	$—
Future tax liability	(3,310)	(4,140)

Net future liability	$3,006	$4,140

  The main components that give rise to future tax assets and future tax liabilities are as follows:

	2002	2001
Future tax assets:
Mining assets	$304	$—
Other assets	46	73
Foreign exploration and development expenses	3	3
Share issue costs	221	123
Non-capital losses	1,903	658
Corporate minimum tax credit	99	184

	2,576	1,041
Future tax liability:
Net profits interest	(5,582)	(5,181)

Net future tax liability	$3,006	$4,140

  Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 39% (2001 — 42%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2002	2001
Earnings before income taxes	$7,695	$15,180

Computed "expected" tax expense	$2,972	$6,394
Increase (reduction) in income taxes resulting from:
Foreign earnings not subject to taxation	(574)	(1,017)
Foreign earnings subject to different tax rates	(1,403)	—
Change in valuation allowance	—	(295)
Reduction in corporate income tax rates	—	(789)
Expenses not tax benefited	1,132	—
Other	33	(61)

	$2,160	$4,232

  The Company has non-capital loss carry forwards for Canadian income tax purposes of approximately $5,472,000 to reduce taxable income on or prior to 2009.

11.   CONTINGENCIES AND COMMITMENTS:

  (a)
  The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

    On December 23, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company has recorded an expense of $2,900,000 in relation to this judgement.

    The Plaintiff has filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company has filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate.

  (b)
  At December 31, 2002, the Company had contractual commitments for capital expenditures totalling $4,180,000.

  (c)
  The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations as new information becomes available.

12.   FINANCIAL INSTRUMENTS:

  As at December 31, 2002, the Company had 22,800 ounces (proportionate share) of written call options outstanding at an average strike price of $385 per ounce. The mark to market value of these call options represented a liability of $258,000 to the Company, which is included in accounts payable.

13.   SEGMENTED INFORMATION:

  (a)
  The Company holds a 38% interest in Sadiola, a 40% interest in Yatela and a 50% interest in various other joint venture companies. The Company's share in the assets, liabilities, revenue, expenses and cash flows of the joint ventures and the corporate operations are as follows:

	Joint Ventures
2002
	Sadiola	Yatela	Other	Corporate	Total
Cash and gold bullion	$6,281	$3,663	$108	$36,361	$46,413
Other current assets	15,523	7,178	85	353	23,139
Long-term assets	74,916	43,808	—	2,362	121,086

	$96,720	$54,649	$193	$39,076	$190,638

Current liabilities	$3,878	$4,614	$88	$8,192	$16,772
Long-term liabilities	4,731	13,819	—	3,310	21,860

	$8,609	$18,433	$88	$11,502	$38,632

Gold sales	$56,842	$32,982	$—	$—	$89,824
Operating costs of mine	30,400	18,626	—	—	49,026
Mine depreciation	14,107	6,481	—	—	20,588
Exploration expense	—	—	—	6,088	6,088
Other expense	—	—	(37)	6,318	6,281
Tax expense	2,713	—	—	(553)	2,160
Interest expense (income), net	(777)	905	(336)	354	146

Net earnings (loss)	$10,399	$6,970	$373	$(12,207)	$5,535

Cash flows from (used in) operations	$17,331	$11,620	$310	$(9,394)	$19,867
Cash flows from (used in) financing	(5,529)	(2,322)	—	18,921	11,070
Cash flows used in investments	(6,289)	(2,352)	—	(31,793)	(40,434)

	Joint Ventures
2001
	Sadiola	Yatela	Other	Corporate	Total
Cash (current and long-term)	$14,636	$2,609	$132	$13,988	$31,365
Other current assets	7,601	4,136	75	317	12,129
Long-term assets	83,638	48,232	—	1,234	133,104

	$105,875	$54,977	$207	$15,539	$176,598

Current liabilities	$2,997	$4,432	$141	$4,445	$12,015
Current portion of long-term debt	11,562	—	—	—	11,562
Long-term liabilities	6,006	15,400	—	4,140	25,546

	$20,565	$19,832	$141	$8,585	$49,123

Gold sales	$67,479	$14,176	$—	$—	$81,655
Operating costs of mine	33,233	7,700	—	—	40,933
Mine depreciation	12,964	2,644	—	—	15,608
Exploration expense	—	—	7	6,240	6,247
Other expense	—	—	352	3,261	3,613
Tax expense	—	—	—	4,232	4,232
Interest expense (income), net	546	241	(285)	(428)	74

Net earnings (loss)	$20,736	$3,591	$(74)	$(13,305)	$10,948

Cash flows from (used in) operations	$34,104	$2,297	$12	$(9,981)	$26,432
Cash flows from (used in) financing	(22,979)	5,366	—	88	(17,525)
Cash flows used in investments	(4,749)	(15,623)	—	(3)	(20,375)

  (b)
  The Company's $10,052,000 share of cash (2001 — $17,377,000) in the joint ventures is non-discretionary, including restricted cash of nil in 2002 (2001 — $6,033,000) at Sadiola. The restriction is a result of requirements related to senior loans. These loans were repaid in 2002, resulting in the release of the restriction on cash balances.

14.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP:

  Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Statements of earnings:

	2002	2001
Net earnings for the year reported under Canadian GAAP	$5,535	$10,948
Earnings from Sadiola and Yatela, under Canadian GAAP, using proportionate consolidation (a)	(17,369)	(24,327)
Equity earnings of Sadiola under U.S. GAAP (a)	11,724	25,639
Equity earnings of Yatela under U.S. GAAP (a)	5,945	5,136
Stock-based compensation (b)	(5,399)	(833)

Net earnings, U.S. GAAP	$436	$16,563

Net earnings per share, U.S. GAAP:
Basic and diluted	$0.01	$0.23

  The effect of the U.S. GAAP differences discussed below on the Company's consolidated shareholders' equity is as follows:

	2002	2001
Shareholders' equity based on Canadian GAAP	$152,006	$127,475
Impact on shareholders' equity of U.S. GAAP adjustments:
Sadiola equity accounting (a)	(6)	(1,330)
Yatela equity accounting (a)	(564)	460
Share purchase loans (c)	(1,057)	(1,103)
Other comprehensive income	—	245

Shareholders' equity based on U.S. GAAP	$150,379	$125,747

  (a)
  Investments in Sadiola and Yatela:

    Under Canadian GAAP, the Company accounts for its interest in joint ventures by the proportionate consolidation method. Under U.S. GAAP, the Company is required to equity account for its investments in Sadiola and Yatela and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

    For U.S. GAAP purposes, the Company's share of earnings from Sadiola and Yatela has been adjusted for the following items:

    (i)
    Deferred development costs:

      Under U.S. GAAP, Sadiola and Yatela are required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral reserves which have the potential of being economically recoverable, are capitalized.

    (ii)
    Start-up costs:

      U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows costs to be capitalized until commercial production is established.

    (iii)
    Depletion of mining interests:

      U.S. GAAP requires depletion to be calculated using proven and probable reserves as the denominator in the calculation. Canadian GAAP allows depletion to be charged over the estimated economical life of the mine.

    (iv)
    Rehabilitation provision:

      U.S. GAAP requires accrued estimated rehabilitation costs to be calculated using proven and probable reserves as the denominator in the calculation. Canadian GAAP allows the accrual to be calculated over the estimated economical life of the mine.

    (v)
    Financial instruments:

      U.S. GAAP requires written calls to be treated as speculative and marked to market. Canadian GAAP allowed written calls entered into prior to October 2000 to be regarded as hedges.

      Under Canadian GAAP the company has accounted for its gold forward contracts as hedges, and as such recognizes gain and losses on these contracts in the period during which the production against which they were designated is sold. Under US GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under US GAAP, as such the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

      For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company's proportionate share of the net earnings or loss of the joint ventures, and (c) distributions from the joint ventures.

  The changes in the Company's equity method investments pursuant to U.S. GAAP are as follows:

	2002	2001
Equity method investments, beginning of year	$119,897	$83,925
Net earnings	18,042	30,701
Other comprehensive income	(245)	245
Distributions received	(14,170)	(6,511)
Additional investments	335	11,537

Equity method investments, end of year	$123,859	$119,897

  The Company's proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2002			2001
	Sadiola	Yatela	Other	Sadiola	Yatela	Other
Current assets	$21,804	$10,841	$193	$22,482	$6,745	$207
Long-term assets, net	71,954	42,239	—	78,727	46,709	—

	$93,758	$53,080	$193	$101,209	$53,454	$207

Current liabilities	$4,082	$3,609	$88	$15,645	$2,448	$141
Long-term obligations and other	1,574	13,819	—	1,339	15,400	—
Equity	88,102	35,652	105	84,225	35,606	66

	$93,758	$53,080	$193	$101,209	$53,454	$207

  The Company's proportionate share of the summarized results of operations of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, are as follows:

	2002			2001
	Sadiola	Yatela	Other	Sadiola	Yatela	Other
Revenue	$55,187	$32,982	$—	$70,135	$16,389	$—
Expenses (recoveries)	43,463	27,037	(373)	44,496	11,253	74

Net earnings (loss)	$11,724	$5,945	$373	$25,639	$5,136	$(74)

(b)   Stock-based compensation:

  The Company accounts for its stock based compensation under US GAAP in accordance with APB25 for employees and FAS No. 123 for non-employees. Prior to June 2002, the company had stock appreciation rights which were marked-to-market, resulting in an expense recorded. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised.

  If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	2002	2001
Net earnings, U.S. GAAP	$436	$16,563
Add expense already recognized under APB 25	4,486	807
Expense under FAS No. 123	(682)	(100)

Pro forma net earnings	$4,240	$17,270

Pro forma earnings per share:
Basic and diluted	$0.05	$0.24

  The Company estimated the fair value options granted in 2002 and 2001 using the Black-Scholes option price model and used the following assumptions:

	2002	2001
Risk from interest	4.73%	5.25%
Expected life of options	8 years	8 years
Expected volatility of the Company's share price	37%	37%
Expected dividend yield	1%	0%

  The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The weighted average fair market value of options granted in 2002 was $2.25 (2001 — $1.34). As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subject input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(c)   Share purchase loans:

  Under U.S. GAAP, share purchase loans are deducted from shareholders' equity. Under Canadian GAAP, these loans are currently recorded as assets.

  Balance sheets:

  The Company's balance sheets under U.S. GAAP are presented below:

	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$5,783	$13,988
Gold bullion	30,578	—
Accounts receivable	143	154
Receivables from companies with common directors	184	122
Corporate tax receivable	—	21
Prepaid expenses	26	15

	36,714	14,300
Investments in Sadiola, Yatela and other joint ventures	123,859	119,897
Employee loan receivable	—	70
Deferred charges	775	—
Fixed and other assets	531	61

	$161,879	$134,328

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$966	$301
Accrued liabilities	720	686
Accrued liabilities — AngloGold	1,044	1,133
Accrued liabilities — Legal settlement	2,900	—
Dividends payable	2,527	2,306
Related party payables	33	15

	8,190	4,441
Future tax liability	3,310	4,140
Shareholders' equity:
Common shares	120,599	96,912
Stock options	7,408	4,181
Contributed surplus	78	78
Share purchase loans	(1,057)	(1,103)
Retained earnings	23,351	25,434
Other comprehensive income	—	245

	150,379	125,747

	$161,879	$134,328

  Statements of comprehensive income:

  In June 1997, the Financial Accounting Standards Board in the United States issued FAS No. 130 which established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

  FAS No. 130 requires that the Company (i) classify items of other comprehensive income by their nature in the financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

  The statements of comprehensive income for the years ended December 31, 2002 and 2001 would be presented as follows on a U.S. GAAP basis:

	2002	2001
Net earnings based on U.S. GAAP	$436	$16,563
Other comprehensive gain:
Cash flow hedges	(245)	245

Comprehensive income based on U.S. GAAP	$191	$16,808

  Statements of cash flows:

  The Company's statements of cash flows under U.S. GAAP are presented below:

	2002	2001
CASH PROVIDED BY (USED IN):
Operating activities:
Net earnings, U.S. GAAP	$436	$16,563
Items not affecting cash:
Depreciation	38	29
Deferred income taxes	(550)	4,285
Equity earnings of investees	(18,042)	(30,701)
Stock compensation	5,399	833
Gain on gold bullion	(67)	—
Net profits interest received from Sadiola	7,600	3,800
Changes in non-cash working capital:
Accounts receivable	(25)	1,243
Accounts payable	763	(1,759)
Accrued liabilities	2,845	892
Prepaid expenses	(11)	(8)

	(1,614)	(4,823)
Financing activities:
Issue of common shares, net of issue costs	21,227	88
Share purchase loans	46	68
Dividends paid	(2,306)	—

	18,967	156
Investing activities:
Investments in Yatela	(335)	(11,537)
Receipts from Yatela	6,570	2,711
Deferred charges	(775)	—
Other assets	(507)	(3)
Purchase of gold bullion	(31,992)	—
Proceeds from sale of gold bullion	1,481	—

	(25,558)	(8,829)

Decrease in cash and cash equivalents	(8,205)	(13,496)
Cash and cash equivalents, beginning of year	13,988	27,484

Cash and cash equivalents, end of year	$5,783	$13,988

Supplemental cash flow information:
Income taxes paid	$—	$218

  Impact of recent United States accounting pronouncements:

  The Company will also adopt, for United States reporting purposes, FAS No. 143, Accounting for Asset Retirement Obligations, in the first quarter of 2003. Under FAS No. 143, retirement obligations will be recognized when incurred and recorded as liabilities at fair value. In addition, the asset retirement cost will be capitalized as part of the asset's carrying value and depreciated over the asset's useful life. The Company has not yet determined the effect of the adoption of FAS No. 143 on its results of operations or financial condition.

  In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" which requires guarantees to be recorded and certain disclosures to be made by a guarantor in its financial statements. The Company does not believe it will be affected by this pronouncement because it has no guarantees.

  In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities". This standard will require that certain entities (referred to as "variable interest entities") will have to be consolidated in the future. The Company does not believe it will be affected by this pronouncement because it has no variable interest entities.

  In June 2002, the FASB issued Interpretation No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. The Company has not yet determined the effect of the adoption of FAS No. 146 on its results of operations or financial condition.

15.   SUBSEQUENT EVENT:

  On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,858 common shares and 2,712,000 replacement common share options ("Options"). Repadre, though its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations.

  The purchase price has been determined to be $218,286,000, including acquisition costs of $775,000. The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below. The company has not yet completed the determination of fair values of the individual assets and liabilities acquired or its restructuring and integration plans for the operations acquired. Accordingly, the allocation of the purchase cost to the assets and liabilities acquired is preliminary and will change further as restructuring plans are finalized.

Fair Value
Net tangible assets acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,330
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(895)
Future tax liability	(19,229)
Goodwill	74,632

$218,286

Consideration paid:
Issue of 62,978,858 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	775

$218,286

  The opening balance sheet of the combined entity as of January 8, 2003 is as follows:

	IAMGOLD Corporation Pre Acquisition	Repadre Capital Corporation Assets Acquired	IAMGOLD Corporation Post Acquisition
ASSETS
Current assets:
Cash and cash equivalents	$15,835	$34,232	$50,067
Gold bullion	30,578	535	31,113
Accounts receivable and other	13,346	1,330	14,676
Inventories	9,793	—	9,793

	69,552	36,097	105,649
Marketable securities	—	2,481	2,481
Long-term inventory	10,044	—	10,044
Long-term receivables	12,581	1,444	14,025
Working interests	—	58,040	58,040
Net royalty interests	—	65,656	65,656
Mining interests	96,852	—	96,852
Future tax asset	304	—	304
Other assets	1,305	60	1,365
Goodwill	—	74,632	74,632

	$190,638	$238,410	$429,048

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and other liabilities	16,772	895	17,667
Future tax liability	3,310	19,229	22,539
Non-recourse loans payable	13,091	—	13,091
Deferred revenue	3,309	—	3,309
Rehabilitation provision	2,150	—	2,150
Shareholders' equity:
Common shares	118,289	218,286	336,575
Share options	8		8
Retained earnings	33,709		33,709

	152,006	218,286	370,292

	$190,638	$238,410	$429,048

16.   COMPARATIVE FIGURES

  Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

IAMGOLD FIVE YEAR REVIEW

(Expressed in thousands of US dollars, except per share and outstanding data)

	2002	2001	2000	1999	1998
Cash & gold bullion	$46,413	$31,365	$43,602	$67,128	$68,820
Total current working capital	52,780	19,917	15,886	32,745	36,686
Total assets	190,638	176,598	175,795	177,639	189,406
Earnings for the year	5,535	10,948	10,050	14,194	9,405
Earnings per share	0.07	0.15	0.14	0.19	0.13

Common shares outstanding (millions) (adjusted for consolidation)	79.2	73.5	73.4	73.4	73.3

Note: Prior year earnings and earnings per share have been restated for changes in accounting policies

QUARTERLY FINANCIAL REVIEW

(Expressed in thousands of US dollars, except per share and outstanding data)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Gold Sales	$21,289	$19,291	$24,505	$24,739	$89,842
Earnings*	3,973	1,230	1,816	(1,484)	5,535

Basic and diluted earnings per share*	0.05	0.02	0.02	(0.02)	0.07

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Gold Sales	$23,056	$15,158	$21,636	$21,805	$81,655
Earnings	3,648	2,246	2,941	2,113	10,948

Basic and diluted earnings per share	0.05	0.03	0.04	0.03	0.15

* Restated to reflect a change in accounting policy relating to the valuation of gold bullion from market to cost.

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F I N A N C I A L H I G H L I G H T S
Value In Diversification
IAMGOLD vs S&P/TSX Gold Index — 1 year
CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE SHAREHOLDERS
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE
CONSOLIDATED BALANCESHEETS (Expressed in thousands of U.S. dollars) December 31, 2002 and 2001
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (Expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2002 and 2001
CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2002 and 2001
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS